UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

          Under the Securities Exchange Act of 1934 (Amendment No. 2)*


                         Organic To Go Food Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68618K106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Peter A. Nussbaum
                            S.A.C. Capital Advisors, L.P.
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 1, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
       240.13d-1(g), check the following box:     [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      SCHEDULE 13D

-------------------------------                              -------------------
CUSIP No.  68618K106                                         Page 2 of 12 Pages
-------------------------------                              -------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Advisors, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              111,456
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                111,456
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            111,456
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                      SCHEDULE 13D

-------------------------------                              -------------------
CUSIP No.  68618K106                                         Page 3 of 12 Pages
-------------------------------                              -------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Advisors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              -0-
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                    SCHEDULE 13D

-------------------------------                              -------------------
CUSIP No.  68618K106                                         Page 4 of 12 Pages
-------------------------------                              -------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              -0-
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                    SCHEDULE 13D

-------------------------------                              -------------------
CUSIP No.  68618K106                                         Page 5 of 12 Pages
-------------------------------                              -------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              111,456
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                111,456
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            111,456
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                    SCHEDULE 13D

-------------------------------                              -------------------
CUSIP No.  68618K106                                         Page 6 of 12 Pages
-------------------------------                              -------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Advisors, Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              111,456
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                111,456
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            111,456
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            C0
----------- --------------------------------------------------------------------

                                    SCHEDULE 13D

-------------------------------                              -------------------
CUSIP No.  68618K106                                         Page 7 of 12 Pages
-------------------------------                              -------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              111,456
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                111,456
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            111,456
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 2") amends the Schedule 13D filed on February 17, 2004 (the "Original Schedule 13D") as amended by the Schedule 13D/A filed on March 14, 2005 ("Amendment No. 1") (the Original Schedule 13D and the Amendment No. 1, together with this Amendment No. 2, are collectively referred to herein as the "Schedule 13D").

As of January 1, 2009, each of S.A.C. Capital Advisors, LLC ("SAC Capital Advisors") and S.A.C. Capital Management, LLC ("SAC Capital Management" and, together with SAC Capital Advisors, the "Predecessor Advisors") assigned to S.A.C. Capital Advisors, L.P. ("SAC Capital Advisors LP") all of its rights and responsibilities under its investment management agreements with certain private investment funds. This Schedule 13D reflects the replacement of the Predecessor Advisors with SAC Capital Advisors LP as a reporting person.

Item 1.   Security and the Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Schedule 13D relates to common stock, par value $0.001 per share (the "Common Stock"), of Organic To Go Food Corporation (formerly SP Holding Corporation and Speedcom Wireless Corporation) a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 3317 Third Avenue South, Seattle, Washington 98134.

Item 2.   Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a)  This statement is filed by:

          (i) SAC Capital Advisors LP with respect to shares of Common Stock directly beneficially owned by S.A.C. Capital Associates, LLC ("SAC Capital Associates");

          (ii) SAC Capital Advisors;

          (iii) SAC Capital Management;

          (iv) SAC Capital Associates with respect to shares of Common Stock directly beneficially owned by it;

          (v) S.A.C. Capital Advisors, Inc. ("SAC Capital Advisors Inc.") with respect to shares of Common Stock beneficially owned by SAC Capital Advisors LP and SAC Capital Associates; and

          (vi) Steven A. Cohen with respect to shares of Common Stock beneficially owned by SAC Capital Advisors LP, SAC Capital Associates, and SAC Capital

     Advisors Inc. (collectively, together with Mr. Cohen, the "Current Reporting Persons").

     SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates, SAC Capital Advisors, SAC Capital Management and Mr. Cohen are sometimes referred to herein as the "Reporting Persons." The Reporting Persons expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control.

     (b) The address of the principal business office of (i) SAC Capital Advisors LP, SAC Capital Advisors, SAC Capital Advisors Inc. and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) SAC Capital Management is 540 Madison Avenue, New York, New York 10022, and (iii) SAC Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

     (c) The principal business of SAC Capital Associates is to serve as a private investment limited liability company. The principal business of SAC Capital Advisors LP is to serve as investment manager to a variety of private investment funds, including SAC Capital Associates, and to control the investing and trading in securities by these private investment funds. The principal business of SAC Capital Advisors Inc. is to serve as the general partner of SAC Capital Advisors LP. Prior to January 1, 2009, the principal business of each of SAC Capital Advisors and SAC Capital Management was to serve as investment manager to a variety of private investment funds. The principal business of Mr. Cohen is to serve as a principal of SAC Capital Advisors LP and other affiliated entities.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) SAC Capital Advisors LP is a Delaware limited partnership. SAC Capital Advisors and SAC Capital Management are Delaware limited liability companies. SAC Capital Advisors Inc. is a Delaware corporation. SAC Capital Associates is an Anguillan limited liability company. Mr. Cohen is a United States citizen.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of January 1, 2009, each of the Current Reporting Persons may be deemed to beneficially own 111,456 shares of Common Stock, representing approximately 0.3% of the shares of Common Stock outstanding. The percentages used herein are based upon 36,903,543 shares of Common Stock reported to be outstanding as of December 10, 2008 by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2008.

     SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen own directly no shares of Common Stock of the Issuer. Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to securities held by SAC Capital Associates. SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP. Mr. Cohen controls SAC Capital Advisors Inc. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 111,456 shares of Common Stock (constituting approximately 0.3% of the shares of Common Stock outstanding). Each of SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen disclaim beneficial ownership of any securities covered by this statement.

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

          (i) SAC Capital Advisors LP has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 111,456 shares of Common Stock, constituting approximately 0.3% of such class of securities;

          (ii) SAC Capital Advisors does not have the power, shared or otherwise, to vote or direct the vote, or to dispose or direct the disposition, of any shares of Common Stock;

          (iii) SAC Capital Management does not have the power, shared or otherwise, to vote or direct the vote, or to dispose or direct the disposition, of any shares of Common Stock;

          (iv) SAC Associates had shared power to vote or direct the vote and shared power to dispose or direct the disposition of 111,456 shares of Common Stock, constituting approximately 0.3% of such class of securities;

          (v) SAC Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 111,456 shares of Common Stock, constituting approximately 0.3% of such class of securities;

          (vi) Steven A. Cohen had shared power to vote or direct the vote and shared power to dispose or direct the disposition of 111,456 shares of Common Stock, constituting approximately 0.3% of such class of securities.

     (c) Not applicable.

     (d) No person (other than the Current Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the SAC Associates Shares.

     (e) As of February 12, 2007, upon the issuance of shares of SP Holding Corporation in connection with the acquisition by SP Holding Corporation of Organic Holding Company, Inc., a Delaware corporation, and the concurrent completion of a private placement of shares of SP Holding Corporation, the Reporting Persons ceased to beneficially own more than five percent of the class of Common Stock.

Item 7.  Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following item:

1.   Exhibit 99.1 - Joint Filing Agreement

                                   SIGNATURES


     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2009

                            S.A.C. CAPITAL ADVISORS, L.P.


                            By:    /s/ Peter Nussbaum
                                   ---------------------------------------------
                                   Name: Peter Nussbaum
                                   Title: Authorized Person


                            S.A.C. CAPITAL ADVISORS, LLC


                            By:    /s/ Peter Nussbaum
                                   ---------------------------------------------
                                   Name: Peter Nussbaum
                                   Title: Authorized Person


                            S.A.C. CAPITAL MANAGEMENT, LLC


                            By:    /s/ Peter Nussbaum
                                   ---------------------------------------------
                                   Name: Peter Nussbaum
                                   Title: Authorized Person



                             S.A.C. CAPITAL ASSOCIATES, LLC


                             By:   /s/ Peter Nussbaum
                                   ---------------------------------------------
                                   Name: Peter Nussbaum
                                   Title: Authorized Person



                            S.A.C. CAPITAL ADVISORS, INC.


                            By:    /s/ Peter Nussbaum
                                   ---------------------------------------------
                                   Name: Peter Nussbaum
                                   Title: Authorized Person



                            STEVEN A. COHEN


                            By:    /s/ Peter Nussbaum
                                   ---------------------------------------------
                                   Name: Peter Nussbaum
                                   Title: Authorized Person